ITSTHEZONE, LLC
Financial Statements
December 31, 2020 and 2019
With Independent Accountant's Compilation Report

withum
ADVISORY TAX AUDIT

ItsTheZone, LLC
Table of Contents
December 31, 2020 and 2019

Independent Accountant's Compilation Report	1
Financial Statements	
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Members' Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8

withum
ADVISORY TAX AUDIT

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Member,
ItsTheZone, LLC:

Management is responsible for the accompanying financial statements of ItsTheZone, LLC, which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, changes in members' deficit, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the Unites States of America. We have performed the compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements, nor were we required to perform any procedures to verify the accuracy, or the completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

WithumSmith+Brown, PC

January 6, 2022

ItsTheZone, LLC
Balance Sheets
December 31, 2020 and 2019

	2020	2019
Assets		
Current assets		
Cash	$ 10,951	$ -
Liabilities and Members' Deficit		
Current liabilities		
Accounts payable and accrued expenses	$ 5,200	$ -
Non-current liabilities		
Convertible notes and accrued interest	41,300	-
Total liabilities	46,500	-
Members' deficit	(35,549)	-
	$ 10,951	$ -

See Independent Accountant’s Compilation Report.
The Notes to the Financial Statements are an integral part of these statements.

ItsTheZone, LLC
Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Expenses		
General and administrative expenses	$ 54,339	$ 19,501
Interest expense	1,300	-
Net loss	$ (55,639)	$ (19,501)

See Independent Accountant's Compilation Report.
The Notes to the Financial Statements are an integral part of these statements.

ItsTheZone, LLC
Statements of Changes in Members' Deficit
Years Ended December 31, 2020 and 2019

January 1, 2019	$ -
Member contributions	19,501
Net loss	(19,501)
December 31, 2019	-
Member contributions	20,090
Net loss	(55,639)
December 31, 2020	$ (35,549)

See Independent Accountant's Compilation Report.
The Notes to the Financial Statements are an integral part of these statements.

ItsTheZone, LLC
Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Operating activities		
Net loss	$ (55,639)	$ (19,501)
Adjustments to reconcile net loss to net cash		
used in operating activities		
Changes in assets and liabilities		
Accounts payable and accrued expenses	6,500	-
Net cash used in operating activities	(49,139)	(19,501)
Financing activities		
Proceeds from member contributions	20,090	19,501
Proceeds from issuance of convertible debt	40,000	-
Net cash provided by financing activities	60,090	19,501
Net change in cash	10,951	-
Cash		
Beginning of year	-	-
End of year	$ 10,951	$ -

See Independent Accountant's Compilation Report.
The Notes to the Financial Statements are an integral part of these statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

ItsTheZone, LLC, (the "Company") was formed in April 2017 in the state of New York to provide a platform to assist athletes in discovering, promoting awareness of, and supporting mental wellness.

Going Concern and Management's Plan

The Company has incurred losses since inception and has relied on its ability to fund its operations through private financings. As the Company continues to invest in the business, losses and negative cash flows from operations have continued into 2021 and 2022. These factors raise substantial doubt about the Company's ability to continue as a going concern.

As noted in Note 4, the Company has raised capital through convertible notes and has plans to raise additional debt and equity capital in 2022. The Company's ability to continue as a going concern will largely be determined by its ability to raise capital from debt, equity, and other forms of financing.

The Company's financial statements have been prepared on a going concern basis. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to fund its operations.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk on cash.

Income Taxes

The Company operates as a limited liability company treated as a disregarded entity for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the members, and no provision or liability for federal income taxes is included in these financial statements. The Company is subject to income and taxes in certain states and local jurisdictions. For the years ended December 31, 2020 and 2019, the Company did not incur any income tax expense.

The Company follows professional standards related to accounting for uncertainty in income taxes, which prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. The standards also provide guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements.

The Company files returns in the U.S. federal jurisdiction as well as certain state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities; as of the date of this report, there are no on-going examinations. The Company has evaluated its tax positions for all open tax years and has concluded that there are no significant uncertain tax positions for either federal or state purposes as of December 31, 2020 and 2019.

General and Administrative

General and administrative costs consist primarily of professional services and office expenses. The Company recognizes general and administrative expenses in the period in which it becomes obligated to incur such costs.

Advertising
The Company expenses the cost of advertising and marketing as incurred. For the years ended December 31, 2020 and 2019, advertising expense charged to operations totaled $805 and $0, respectively, and is included in general and administrative expenses.

2. CONVERTIBLE NOTES

In July and September 2020, the Company issued convertible promissory notes for a total of $40,000 that mature in December 2022. The notes are secured by substantially all assets of the Company. The notes bear interest on the unpaid principal amount at the rate of 8% annually, computed as simple interest on the basis of a year of 365 days.

In the event of a qualified financing prior to maturity date, the outstanding principal and any accrued but unpaid interest shall be converted into units at a conversion price equal to 80% of the issuance price of the convertible notes at the initial closing of the Company's next issuance of units with the principal purpose of raising capital with an aggregate sales price of at least $3,500,000, excluding the conversion of the notes and other debt certificates. For the year ended December 31, 2020 the Company incurred $1,300 of interest expense which is accrued as of December 31, 2020. There are no covenants associated with these notes.

3. MEMBERS' DEFICIT

The Company has multiple classes of membership interests held by all members in the form of units. In 2020, the Company's Board entered into a series of amendments to the Limited Liability Agreement of the Company which increased the total number of authorized units to 1,250,000 of Class A Units, 250,000 of Class B Units, 1,000,000 of Class C Units, and 250,000 of Class D Units. As of December 31, 2020, the Company had 976,000 Class A Units and 134,200 Class D Units outstanding. As of December 31, 2020, 61,000 Class D Units remained unvested. Of those units, 48,800 will vest in 2021 and 12,200 in 2022.

Voting Rights
The management of the Company is reserved to the CEO ("Manager") and does not require any vote of the members. The members are entitled to vote as one class on all matters presents for their approval or consent. The Class D Units shall have no voting rights.

Allocation of Profits and Losses
Members share in the profits and losses of the Company in proportion to their respective percentage of units owned. Members may also make additional contributions in cash or other property to the Company, as the Board determines.

Conversion Rights
In the event the Manager approves a conversion of the Company to a Subchapter C corporation, each class of units will be converted into shares of capital stock or options, warrants or other stock equivalents of the new company.

Redemption Rights
In the event of death, permanent disability of disengagement of a Class A member, the Company shall have the option to redeem all of the departing member's units. The redemption price shall be reduced by 50%, 25% and 0% in the event that the departure date occurs within three years, three to five years and after five years, respectively.

4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 6, 2022, the date the financial statements were available to be issued, and has determined that there were no other events, other than the ones described below, which occurred requiring disclosure in or adjustment to the financial statements.

In June and November 2021, the Company issued an additional $150,000 of convertible notes with an interest rate of 8% that mature in December 2022.